SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2008

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Gafisa Reports Strong Third Quarter Results

Profitability Driven by Enhanced Scale and Improved Operating Leverage
Project Launches Increase 79% to R$762 million; Pre-Sales Grow 37% to R$504 million
Low-Income Segment Leadership through Merger of Fit Residencial with Construtora Tenda

São Paulo, November 5, 2008 - Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA), Brazil's leading diversified national homebuilder, today reported financial results for the third quarter ended September 30, 2008. The financial statements were prepared and presented in accordance with Brazilian GAAP and in Brazilian Reais (R$).

Net operating revenue for the third quarter, as measured by the Percentage of Completion ("PoC") method, increased 19% to R$373.6 million from R$313.2 million in the prior year period. The Backlog of Results, net of sales taxes, reached R$711 million with a backlog margin of 34.7%, an increase of 69% from the previous year's third quarter, as recognized under the PoC method.

Consolidated project launches during the quarter totaled R$762.4 million, a 79% increase over the same period in 2007. Pre-sales reached R$503.7 million, a 37% increase over the 3Q07 pre-sales of R$366.9 million.

The Company's land bank currently represents R$13.1 billion of future sales, comprising 220 sites and corresponding to 68,806 units. At the end of the quarter, 43% of the consolidated land bank was outside of the Rio de Janeiro and Sao Paulo states, reinforcing Gafisa's commitment to its regional diversification strategy. Additionally, 73% of the land bank was acquired through swaps. The Company utilizes two forms of swaps, financial and product. Under a financial swap, the landowner is paid a portion of the future revenue stream derived from the project. A product swap provides the landowner with completed units at the time the construction is finalized. Prior to the current quarter, product swaps were off-balance sheet items. To increase transparency, Gafisa will now run the value of product swaps through the income statement which will impact both revenues and COGS, increasing gross profit.

Selling, general and administrative (SG&A) expenses were R$63.7 million in 3Q08 versus R$47.1 million in the prior year. Over the last two years, the Company built dedicated management teams and the requisite infrastructure to support the diverse segments within its portfolio. G&A as a percentage of launches, sales and revenues has declined demonstrating the effect of operating leverage within the business as the Company has grown.

EBITDA for the third quarter increased 40% to R$64.3 million (17.2% EBITDA margin) from R$49.3 million in the prior year period (14.7% EBITDA margin). Net Income for the third quarter increased 5% to R$38.0 million, or R$0.29 per share from R$36.3 million (R$0.28 per share) in the third quarter of 2007 when adjusted for capitalized interest.

Commenting on results, Wilson Amaral, chief executive officer of Gafisa S.A. said, "I am pleased to report that our efforts to establish strategic business units to serve the diverse and growing housing needs of the Brazilian population is resulting in strong operational and financial results for the Company. Our fundamentals are sound and at this time, we continue to expect to deliver upon our previously announced guidance for launches and EBITDA margin for the full year of 2008. We have put in place the best organization, with the merger of Fit and Tenda, to drive our future growth in the lower income sector in Brazil. With all four of Gafisa's housing segments contributing to our financial performance, we are now seeing strong improvements across the board, especially in our EBITDA margins."

Amaral continued, "Recently, we have begun to see a more cautious approach to home purchase decision-making. This has been reflected in a slowing of our sales speeds during the third quarter, particularly in the higher-end segments. With our highly diversified range of products and geographies combined with our newly enhanced presence in the lower income segments, we have a distinct competitive advantage that will help us continue to grow even under challenging conditions. We will keep a close eye on the situation and, if needed, adjust our launch schedule to match prevailing consumer demand."

At September 30, 2008, Gafisa's cash and cash equivalents were R$790.3 million. During the quarter the Company raised R$200 million for working capital and has R$250 million in receivables of completed units available for securitization. In addition, Gafisa has already contracted for a substantial portion of financing for future development projects. The net debt plus obligations to investors to equity ratio at the end of the period was 52.5%.

Nine month consolidated launches grew 91% to R$2,293 million while pre-sales for the same period reached R$1,560 million, an increase of 62% as compared to the year ago nine month period. EBITDA for the first nine months was R$195.2 million (17.0% EBITDA margin) versus R$118.7 million (14.6% EBITDA margin) in 2007 and net income was R$139.8 million (12.2% net margin) compared to R$65.0 million (8.0% net margin adjusted for capitalized interest) in 9M07.

Key Recent Development

On October 21, the merger of Fit Residencial and Construtora Tenda S.A. ("Tenda", Bovespa: TEND3) was approved by 98% of Tenda shareholders present at a general shareholder's meeting, strengthening the combined entity's leadership position in the low income homebuilding segment. Gafisa now holds 60% of the total capital and voting shares and the former control group, HPJO, holds 20% of the shares of Tenda, which will continue to trade as a separate company on the Novo Mercado of the São Paulo Stock Exchange (Bovespa).

Gafisa invested R$438 million in Fit prior to its incorporation into Tenda. With the conclusion of the transaction, Tenda will have the strongest balance sheet among dedicated lower income homebuilders, with over R$1 billion in equity. As of October 21, Gafisa will begin consolidating 100% of Tenda as a subsidiary of the Company.

A new Board of Directors was elected for Tenda consisting of five members proposed by Gafisa and two members proposed by HPJO. On an interim basis, Wilson Amaral, CEO of Gafisa, shall serve as CEO of Tenda and Alceu Duilio Calciolari, Chief Financial Officer of Gafisa shall serve as CFO of Tenda.

Outlook

Commenting on the industry outlook, Amaral stated, "Brazil saw a dislocation in several of its financial markets over the last month including equities, credit and foreign exchange. However, it appears that the banking system is, on average, well-capitalized. Eighty-five percent of total bank sector assets and eighty-two percent of bank credits in Brazil are concentrated in eight banks. As a result of liquidity constraints among smaller financial institutions, access to corporate debt and working capital has dried up for many in our sector. Fortunately, Gafisa is not in this position as we have long-standing relationships with some of Brazil's largest banks and sufficient credit lines for our development projects have already been approved. We have a substantial portion of our financing needs underway in addition to R$250 million in receivables of completed units available for securitization and more than $790 million in cash and cash equivalents, we are confident that we have the financial flexibi lity (capacity) to meet our goals," concluded Amaral.

As of October 21st Gafisa's income statement will consolidate 100% of Tenda, while the stake that we do not own will flow out through the Minority Shareholder's line.

Gafisa has a robust pipeline of developments and the necessary financing to continue to launch developments in accordance with its announced guidance for the full year of 2008 as long as demand remains in place. Therefore, the Company is maintaining its launch guidance for 2008 of R$3.5 billion, or R$3.3 billion excluding R$200 million of Fit launches expected in the fourth quarter that will be consolidated into Tenda. EBITDA margin guidance for the full year 2008 remains in the range of 16% to 17%.

Conference Call

The management of Gafisa will host a conference call in English on November 6, 2008, at 9:00 a.m. EST/12:00 p.m. SP. To access the call, dial +1 (800) 860-2442 from the US or +1 (412) 858-4600 from countries other than the US and enter the code Gafisa. A replay of the conference call will be available until November 13, 2008. To access the replay, dial +1 (877) 344-7529 from the US or +1 412 317-0088 from countries other than the US and enter the code Gafisa. A live webcast of the conference call will be available on the internet at www.gafisa.com.br/ir.

About Gafisa

We are one of Brazil's leading diversified national homebuilders. Over the last 50 years, we have been recognized as one of the foremost professionally-managed homebuilders, having completed and sold more than 950 developments and constructed almost 40 million square meters of housing, which we believe is more than any other residential development company in Brazil. We believe "Gafisa" is one of the best-known brands in the real estate development market, enjoying a reputation among potential homebuyers, brokers, lenders, landowners and competitors for quality, consistency and professionalism.

Investor Relations:
Julia Freitas Forbes
Phone: +55 11 3025-9297
Email: ri@gafisa.com.br
Website: www.gafisa.com.br/ir

Media Relations (Brazil)
Patrícia Queiroz
Máquina da Notícia Comunicação Integrada
Phone: +55 11 3147-7409
Fax: +55 11 3147-7900
E-mail: patricia.queiroz@maquina.inf.br

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Gafisa. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company's business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

Only financial data derived from the Company's accounting system were subject to review by the Company's auditors. Operating and financial information not directly linked to the accounting system (i.e., launches, pre-sales, average sales price, land bank, PSV and others) or non-BR GAAP measures were not reviewed by the auditors. Additionally, financial statements and operating information consolidate the numbers for Gafisa and its subsidiaries, and refer to Gafisa's stake (or participation) in its developments. To view a more detailed review of third quarter results filed with the Brazilian Comissão de Valores Mobiliários ("CVM"), please visit Gafisa's website www.gafisa.com.br/ir.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 06, 2008

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.